UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of Aug 2024

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                     Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No 

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date August 14, 2024	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff.
	Title:	Vice President of Finance

Quarterly Report

April - June 2024

Bancolombia S.A.

Address:

Carrera 48 # 26-85

Medellín, Colombia

ISSUER’S CURRENT SECURITIES

As of June 30, 2024

Type of Share	Common Share	Preferred Share
Trading System	Stock Exchange	Stock Exchange
Stock Exchanges	Colombian Stock Exchange (BVC)	Colombian Stock Exchange (BVC)
Shares in Circulation	509,704,584	452,122,416
Shareholders	16,968	26,495
Issuance amount	509,704,584	452,122,416
Amount placed	509,704,584	452,122,416

Bancolombia S.A. also has a Level III ADR listed on the New York Stock Exchange (NYSE). Each ADR represents four preferred shares.

GRUPO BANCOLOMBIA INTERNATIONAL BONDS LEVELS IN USD

(As of June 30, 2024)

Isin	Bond	Amount	Yield	Price L	G-Spread
Subordinates
US05968LAK89	BCOLO SUB-27	USD $462 MM	7.25%	99.011	272
US05968LAL62	BCOLO SUB-29	USD $550 MM	7.68%	97.021	604
US05968LAN29	BCOLO SUB-34	USD $800 MM	8.20%	103.02	350
Common
US05968LAM46	BCOLO SR 25	USD $213 MM	6.11%	98.256	83
US06034LAB62	BANISTMSR 27	USD $400 MM	6.60%	93.560	205

Contents

SIGNATURE2

I. MANAGEMENT’S DISCUSSION & ANALYSIS ON THE RESULTS OF THE OPERATION AND THE FINANCIAL SITUATION OF THE ISSUER, IN RELATION TO THE RESULTS REPORTED IN THE QUARTERLY FINANCIAL STATEMENTS5

CONSOLIDATED BALANCE SHEET GROUP BANCOLOMBIA5

Assets5

Loan Portfolio5

Goodwill and Intangibles6

Funding6

Shareholders’ Equity and Regulatory Capital7

Net Interest Income7

Net Interest Margin7

Fees and Income from Services8

Other Operating Income8

Dividends Received, and Share of Profits8

Asset Quality, Provision Charges and Balance Sheet Strength8

Operating Expenses9

Taxes9

Stand Alone Balance Sheet Bancolombia S.A.11

Stand Alone Income Statement Bancolombia S.A.12

II. QUANTITATIVE AND QUALITATIVE ANALYSIS OF THE MARKET RISK TO WHICH THE ISSUER IS EXPOSED AS A RESULT OF ITS INVESTMENTS AND ACTIVITIES SENSITIVE TO MARKET VARIATIONS12

Non-trading instruments market risk measurement13

Interest Risk Exposure (Banking Book)13

III. MATERIAL VARIATIONS THAT HAVE OCCURRED IN THE RISKS TO WHICH THE ISSUER IS EXPOSED, OTHER THAN MARKET RISK, AND THE MECHANISMS IMPLEMENTED TO MITIGATE THEM14

LIQUIDITY RISK14

CREDIT RISK14

COUNTRY RISK15

OPERATIONAL RISK16

OTHER RELEVANT RISK16

IV. MATERIAL CHANGES IN THE INFORMATION REPORTED IN THE CORPORATE GOVERNANCE ANALYSIS CHAPTER OF THE ANNUAL REPORT21

V. MATERIAL CHANGES PRESENTED IN THE FINANCIAL STATEMENTS OF THE ISSUER BETWEEN THE REPORTED QUARTER AND THE DATE OF TRANSMISSION OF THE INFORMATION23

VI. MATERIAL CHANGES THAT HAVE OCCURRED IN PRACTICES, PROCESSES, POLICIES AND INDICATORS IN RELATION TO SOCIAL AND ENVIRONMENTAL CRITERIA, INCLUDING CLIMATE CRITERIA.23

VII. GLOSSARY OF TERMS23

VIII. ANNEXES24

i. CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS24

ii. STAND ALONE INTERIM FINANCIAL STATEMENTS24

I.	MANAGEMENT’S DISCUSSION & ANALYSIS ON THE RESULTS OF THE OPERATION AND THE FINANCIAL SITUATION OF THE ISSUER, IN RELATION TO THE RESULTS REPORTED IN THE QUARTERLY FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET GROUP BANCOLOMBIA

Assets

As of June 30, 2024, Group Bancolombia's assets totaled COP 352,199 billion, increasing by 4.5% compared to 1Q24. This increase was mainly due to growth in the loan portfolio, driven by commercial and the depreciation of the Colombian peso. Contrary to the previous quarter, there was a greater excess of liquidity, as evidenced by the increase in available cash.

The Colombian peso depreciated by 8.0% against the US dollar during the second quarter of 2024 and appreciated by 0.7% over the last 12 months. The average exchange rate was 0.01% higher in 2Q24 compared to 1Q24, and 14.7% lower over the last 12 months.

Loan Portfolio

In 2Q24, gross loans grew by 3.0% compared to 1Q24 (0.5% growth when excluding the exchange rate effect) and by 2.7% compared to 2Q23. Over the past 12 months, the peso-denominated portfolio grew by 3.6%, and the US dollar-denominated portfolio (expressed in USD) grew by 1.0%.

Operations in Banco Agricola in El Salvador, Banistmo in Panama, and BAM in Guatemala accounted for 26.4% of total gross loans balance for 2Q24. Meanwhile, gross loans denominated in currencies other than the Colombian peso, generated by operations in Central America, the international operation of Bancolombia Panama, Puerto Rico, and the US dollar denominated loans in Colombia, represented 32.9% of the total portfolio and grew by 7.8% (when calculated in USD) during the quarter.

Allowances for loan losses increased by 3.0% during the quarter, totaling COP 16,681 billion, equivalent to 6.2% of the gross loan portfolio at the end of the quarter.

When broken down by each operation, Bancolombia S.A. reports a 0.9% growth in the gross loan portfolio during the quarter, Banistmo 0.2% (calculated in USD), Banco Agricola 1.6% (calculated in USD), and Banco Agromercantil reports a decrease of 0.7% (calculated in USD). The commercial portfolio, especially in Colombia, was the main driver of the total portfolio growth, driven by the implementation of special credit lines designed to stimulate demand among mid-sized companies and corporates, followed by mortgage loans mainly in social housing.

Net of FX, the consumer portfolio continued contracting during the quarter mainly by personal loans in Colombia. However, on a consolidated basis the balance increased 1.9% by the depreciation of the Colombian peso against the US dollar and the restatement of foreign subsidiaries balances. Banco Agricola, on the other hand, just as in the last quarter, is the only operation with a better dynamic in consumer disbursements, specifically unsecured loans. The decrease in the portfolio in Guatemala is mainly explained by the commercial portfolio.

Investment Portfolio

As of June 30, 2024, Group Bancolombia's investment portfolio totaled COP 30,574 billion, increasing by 7.6% compared to 1Q24 and by 17.5% compared to 2Q23. Regarding investments in financial assets, there was an increase in debt securities and REPOS at Bancolombia S.A. Active liquidity positions increased due to a higher surplus in liquid assets compared to the previous quarter. At the end of 2Q24, the debt securities investment portfolio had a duration of 17.7 months and a yield to maturity of 9.3%.

Goodwill and Intangibles

As of June 30, 2Q24, Group Bancolombia's intangibles and goodwill totaled COP 9,191 billion, increasing by 7.8% compared to 1Q24. This quarterly variation is mainly explained by the depreciation of the peso against the US dollar and the restatement of foreign subsidiaries balances. foreign subsidiaries.

Funding

As of June 30, 2024, Group Bancolombia's liabilities totaled COP 311,994 billion, increasing by 4.2% compared to 1Q24 and by 3.6% compared to 2Q23.

Customer deposits totaled COP 257,869 billion (82.7% of liabilities) at the end of 2Q24, showing an increase of 5.3% compared to 1Q24. This is explained by higher deposits in sight accounts and time deposits and currency depreciation by the restatement of foreign subsidiaries balances. The net loan-to-deposit ratio was 97.5% at the end of 2Q24, lower than the 99.7% recorded in 1Q24, mainly due to the greater increase in deposits.

The deposit mix reveals a quarterly increase in time deposits, with the most significant growth in terms between 0 and 180 days. Sight deposits continue to be the main source of funding, with savings accounts constituting 39% of funding and checking accounts 12%. Debt securities increased due to the issuance in June of the 2034 subordinated bond for 800 million US dollars compensating the partial repurchase of the 2025 ordinary bond and the 2027 subordinated bond.

Loans with banks decreased by 8.3% during the quarter, mainly due to second-tier lender loans contraction as part of the Group's liability management strategy.

Shareholders’ Equity and Regulatory Capital

Shareholders’ equity attributable to the owners of the parent company at the end of 2Q24 was COP 39,219 billion, increasing by 7.5% compared to 1Q24 and 7.3% compared to 2Q23. The increase is due to accumulated earnings during the quarter and the restatement of foreign subsidiaries balances.

The solvency ratio of Group Bancolombia under Basel III was 12.60% in 2Q24, which was 110 basis points above the minimum level required by the Colombian regulator. The Tier 1 capital ratio to risk-weighted assets was 10.98%, 248 basis points above the minimum regulatory capital level (value to fully comply with the new capital requirements in the fourth year of the Basel III phase-in period) . The increase in solvency levels for the quarter is primarily due to retained earnings. The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 8.53% at the end of 2Q24.

Consolidated Income Statement Group Bancolombia

Net income attributable to equity holders of the parent company totaled COP 1,440 billion in 2Q24, or COP 1,511.28 per share (USD $1.54 per ADR). This income represents a 13.4% decrease compared to 1Q24, with higher provisioning expenses, increased operational costs, and impairment in associates and joint ventures as the main factors. The annualized return on equity (ROE) for Group Bancolombia was 15.3% for 2Q24 and 16.0% for the last 12 months.

Net Interest Income

Net interest income totaled COP 5,187 billion in 2Q24, increasing by 0.5% compared to 1Q24. The slight growth in the balance is primarily due to a decrease in interest expenses. Interest income debt instruments and valuation on financial instruments was COP 543 billion, up 18.2% during the quarter. This variation is mainly due to the valuation of the public debt securities portfolio in Colombia and the decrease of interest income from Repos due to lower interest rates.

Net Interest Margin

The annualized net interest margin for investments in 2Q24 was 2.6% despite a decrease in debt instruments and valuation interest income on the back of lower rates, impacting the group's annualized quarterly net interest margin, which decreased by 8 basis points from 7.14% to 7.05%.

The annualized quarterly loan portfolio margin was 7.7%, 6 basis points higher compared to 1Q24, and 20 basis points lower compared to 2Q23. The lower loan portfolio yield was favorably offset by a decrease in interest expenses, therefore, resulting in a stable net income generation amid a moderate loan book growth and lower interest rates.

Savings accounts increased by 4.4% compared to 2Q24 and checking accounts by 4.0%. The annualized weighted average cost of deposits was 4.89% in 2Q24, decreasing by 35 basis points compared to 1Q24.

During the second quarter of the year, the Colombian Central Bank continued its monetary policy interest rate cuts that began in December 2023. This has benefited Group Bancolombia’s total financing cost, which started a downward trend from the last quarter of the previous year and shows a significant reduction in 2Q24 due to the gradual repricing of interest-sensitive liabilities.

Fees and Income from Services

Total fees and commissions during 2Q24 totaled COP 1,030 billion, increasing by 2.9% compared to 1Q24 and 3.2% compared to 2Q23.

Quarterly, debit and credit card fees, and commercial establishments, increased, banking services, and payments and collections, revealed higher revenues due to a higher volume of transactions and banking operations compared to the first quarter.

The bancassurance division is the line with the highest growth in fees due to increased fees from policy collection services and profit revenue share by policy distribution.

The higher commission expenses in the quarter are attributed to growth in banking correspondents and higher transactional volume leading to an increase in service fees to payment system and point-of-sale terminals suppliers, as well as higher royalty fees to credit-debit card franchises.

Other Operating Income

Total other operating income was COP 741 billion in 2Q24, growing 17.8% compared to 1Q24. Growth of other operating income is mainly due to better results from exchange rate derivatives in May and June, coupled with the positive investments results that are not included in the net interest margin. On the other hand, income from operating leases was COP 441 billion in 2Q24, a decrease of 3.9% compared to 1Q24 and an increase of 2.5% compared to 2Q23.

Dividends Received, and Share of Profits

Total dividends and other net income from equity investments in 2Q24 represented a loss of COP 226 billion. This quarterly decrease is primarily due to impairment charges in associates and joint ventures according to market valuations conducted during the quarter resulting from the weakening credit cycle in Colombia.

Asset Quality, Provision Charges and Balance Sheet Strength

The principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 13,503 billion at the end of 2Q24, representing 5.2% of the total gross portfolio, whereas 90-day past-due loans totaled COP 8,949 billion, and represented 3.4% of total gross loans. The 30-day ratio declined across all geographies in their local currency; however, due to the local currency depreciation, it closed the quarter with a slight increase in the balance on a consolidated basis. The 90-day ratio increased mainly due to SME and corporate loans in Colombia reaching past due, and consumer and mortgage loans deterioration in all countries except for El Salvador.

The coverage, measured by the ratio of allowances for loan losses (principal) to PDLs (30 days overdue), was 112.1% at the end of 2Q24, up from 110.7% in 1Q24. The deterioration of the loan portfolio (new past due loans including charge-offs) during 2Q24 was COP 1,780 billion, largely due to the portfolio in Banistmo. The lower balance compared to 1Q24 is mainly due to the slower deterioration in the 30-day consumer portfolio in Colombia.

Provisions charges (net of recoveries) totaled COP 1,619 billion in 2Q24, growing 23.1% compared to 1Q24. In general, the higher balance is mainly concentrated in retail companies from the mid-sized segment and construction and specific healthcare clients from the corporate segment. On the other hand, macroeconomic variables led to a release due to updated projections in Colombia.

Provisions as a percentage of average gross loans were 2.5% annualized for 2Q24 and 2.4% for the last 12 months. Group Bancolombia maintains a strong balance sheet supported by an adequate level of loan loss reserves. Allowances (for the principal) for loan losses totaled COP 15,131 billion, or 5.8% of total loans at the end of 2Q24, increasing compared to 1Q24.

Operating Expenses

During 2Q24, operating expenses totaled COP 3,288 billion, reflecting a growth of 3.4% compared to 1Q24 and 3.7% compared to 2Q23.

The efficiency ratio was 48.8% in 2Q24 and 47.8% for the last 12 months. Personnel expenses (salaries, employee benefits and bonus plan payments) amounted to COP 1,348 billion in 2Q24, which represents an increase of 1.0% compared to 1Q24 and a decrease of 0.4% compared to 2Q23. This is explained by a reduction in bonuses while salaries increased due to the annual adjustment.

General expenses increased by 5.2% for the quarter and 6.8% compared to 2Q23. Quarterly trends show stable labor expenses and an increase in general expenses due to growth in the rental business and technology fees in Nequi. Annually, the largest variation was in administrative expenses related to technology maintenance and licensing, primarily due to business transformation and cloud migration.

As of June 30, 2024, Group Bancolombia had 33,887 employees, owned 851 branches, 6,101 ATMs, 34,658 banking agents, and served more than 32 million customers.

Taxes

Group Bancolombia income tax for 2Q24 was COP 363 billion, resulting in a lower effective tax rate when compared to the statutory tax rate in Colombia caused by the application of tax benefits in Colombia such as exempt income for social housing in mortgages and investments in productive fixed assets. Additionally, due to the tax benefits in Guatemala, El Salvador, and Panama, corresponding to exempt yields on government-issued securities. Finally, it is worth noting the earnings of the foreign subsidiaries with lower tax rates when compared to Colombia, which also contributed to a lower result.

BALANCE SHEET				Change			
(COP million)	Jun-23	Mar-24	Jun-24	Jun-24 / Mar-24	Jun-24 / Jun-23	% of Assets	% of Liabilities
ASSETS							
Cash and balances at central bank	23,743,139	19,282,299	21,374,700	10.85%	-9.98%	6.07%	
Interbank borrowings	3,236,211	3,573,910	3,717,447	4.02%	14.87%	1.06%	
Reverse repurchase agreements and other similar secured lend	1,714,733	3,830,238	6,373,029	66.39%	271.66%	1.81%	
Financial assets investment	26,028,005	28,403,482	30,573,634	7.64%	17.46%	8.68%	
Derivative financial instruments	6,247,631	4,380,648	3,444,239	-21.38%	-44.87%	0.98%	
Loans and advances to customers	260,980,888	260,307,575	268,108,682	3.00%	2.73%	76.12%	
Allowance for loan and lease losses	(16,962,871)	(16,202,229)	(16,680,835)	2.95%	-1.66%	-4.74%	
Investment in associates and joint ventures	3,028,169	3,085,317	2,850,311	-7.62%	-5.87%	0.81%	
Goodwill and Intangible assets, net	9,129,643	8,526,951	9,191,298	7.79%	0.68%	2.61%	
Premises and equipment, net	6,777,025	6,096,009	6,048,006	-0.79%	-10.76%	1.72%	
Investment property	4,444,251	4,712,762	5,423,018	15.07%	22.02%	1.54%	
Right of use assets	1,688,486	1,614,679	1,668,641	3.34%	-1.18%	0.47%	
Prepayments	689,432	841,922	839,285	-0.31%	21.74%	0.24%	
Tax receivables	1,556,883	1,534,466	1,993,175	29.89%	28.02%	0.57%	
Deferred tax	671,478	686,104	796,955	16.16%	18.69%	0.23%	
Assets held for sale and inventories	803,485	1,019,827	993,902	-2.54%	23.70%	0.28%	
Other assets	4,820,081	5,262,469	5,483,585	4.20%	13.77%	1.56%	
Total assets	**338,596,669**	**336,956,429**	**352,199,072**	**4.52%**	**4.02%**	**100.00%**	
LIABILITIES AND SHAREHOLDERS' EQUITY							
LIABILITIES							
Deposit by customers	243,352,178	244,809,882	257,869,276	5.33%	5.97%	73.22%	82.65%
Interbank Deposits	397,533	571,278	511,000	-10.55%	28.54%	0.15%	0.16%
Derivative financial instrument	5,647,869	5,047,208	3,680,218	-27.08%	-34.84%	1.04%	1.18%
Borrowings from other financial institutions	17,446,085	14,112,000	12,938,759	-8.31%	-25.84%	3.67%	4.15%
Debt securities in issue	17,643,566	14,454,604	16,107,674	11.44%	-8.71%	4.57%	5.16%
Lease liability	1,741,886	1,761,026	1,817,740	3.22%	4.35%	0.52%	0.58%
Preferred shares	555,152	541,340	555,152	2.55%	0.00%	0.16%	0.18%
Repurchase agreements and other similar secured borrowing	530,109	1,022,224	594,983	-41.80%	12.24%	0.17%	0.19%
Current tax	561,707	694,914	695,645	0.11%	23.84%	0.20%	0.22%
Deferred tax	1,470,474	1,844,141	2,128,321	15.41%	44.74%	0.60%	0.68%
Employees benefit plans	852,228	910,844	895,682	-1.66%	5.10%	0.25%	0.29%
Other liabilities	10,899,751	13,736,404	14,199,672	3.37%	30.28%	4.03%	4.55%
Total liabilities	**301,098,538**	**299,505,865**	**311,994,122**	**4.17%**	**3.62%**	**88.58%**	**100.00%**
SHAREHOLDERS' EQUITY							
Share Capital	480,914	480,914	480,914	0.00%	0.00%	0.14%	
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	0.00%	0.00%	1.38%	
Appropriated reserves	20,064,650	22,657,865	22,632,835	-0.11%	12.80%	6.43%	
Retained earnings	5,707,275	4,344,094	5,779,197	33.04%	1.26%	1.64%	
Accumulated other comprehensive income, net of tax	5,432,346	4,145,214	5,469,515	31.95%	0.68%	1.55%	
Stockholders' equity attributable to the owners of the parent company	**36,542,639**	**36,485,541**	**39,219,915**	**7.49%**	**7.33%**	**11.14%**	
Non-controlling interest	955,492	965,023	985,035	2.07%	3.09%	0.28%	
Total liabilities and equity	**338,596,669**	**336,956,429**	**352,199,072**	**4.52%**	**4.02%**	**100.00%**

Stand Alone Balance Sheet Bancolombia S.A.

Financial analysis performed with information prepared under full International Financial Reporting Standards, for the purpose of the Consolidated Financial Statements.

Bancolombia S.A.'s portfolio increased by 0.9% in 2Q24 and 2.2% over the last 12 months. Commercial loans grew by 1.3%, driving portfolio growth due to strong dynamics in the corporate segment and the internal strategy of offering competitive commercial rates in the market. The housing portfolio continues to show good performance and contributed to the growth of balances in Colombia. On the other hand, the consumer portfolio maintains the decline trend of recent quarters, contracting by 1.1% in the second quarter, primarily due to personal loans.

In the funding structure, growth took place across all types of deposits, mainly driven by savings accounts, especially in June, both in retail and corporate segments. Time deposits presented a significant variation, in which online time deposits stood out with the largest increase.

Stand Alone Income Statement Bancolombia S.A.

Financial analysis performed with information prepared under full International Financial Reporting Standards, for the purpose of the Consolidated Financial Statements.

Bancolombia S.A.'s net income for the second quarter of 2024 was COP 1.4 trillion, representing a 17.6% decrease compared to 1Q24. Income from commercial loans decreased mainly due to a lower yield rate. The reduction in interest expenses, due to lower deposit rates, partially offset the income decrease. The increase in provisions during 2Q24 was due to higher expenses in corporate SMEs, and mid-sized companies, the latter primarily explained by specific clients experiencing deterioration. Operating expenses grew by 6.9% for the quarter, driven mainly by outsourcing fees and depreciation. Other operating income presented a significant decrease, primarily due to lower income from equity method and deterioration on associates and joint ventures. The net interest margin for Bancolombia S.A. in 2Q24 was 8.0%, and the annualized quarterly ROE was 15.4%.

II.	QUANTITATIVE AND QUALITATIVE ANALYSIS OF THE MARKET RISK TO WHICH THE ISSUER IS EXPOSED AS A RESULT OF ITS INVESTMENTS AND ACTIVITIES SENSITIVE TO MARKET VARIATIONS

Market risk refers to the risk of losses in the Bank’s treasury book due to changes in equity prices, interest rates, foreign-exchange rates and other indicators whose values are set in a public market. It also refers to the probability of unexpected changes in net interest income and economic value of equity as a result of a change in market interest rates.

The guidelines, policies and methodologies for market risks management are maintained in accordance with what was revealed as of December 31, 2023.

GROUP BANCOLOMBIA

The total market risk VaR had an increase of 37.2%, from COP 1,096,000 million in December 31, 2023 to COP 1,503,210 million in June 30, 2024. Increase explained by the exposure to different market risk factors. The risk factor leading the increment is the exchange rate, which registered a greater exposure to the US dollar; followed by the interest rate factor driven mainly by the increase in the portfolio in investments in United States government bonds and local public debt. The collective investment funds factor registered an increase mainly due a greater exposure of the Colombia Inmobiliario Fund, followed by the share price factor due to valuations in investments.

Market risk exposure has been maintained within the approved levels and is permanently monitored by Senior Management and is an input for the decision-making process to preserve the Bank stability.

BANCOLOMBIA S.A

Market risk management at Bancolombia S.A is the same as previously detailed, carried out for Group Bancolombia.

The total market risk VaR had an increase of 32.5%, rising from COP 965,729 million in december 2023 to COP 1,279,534 million in june 2024, it increase explained by the exposure to different market risk factors. The risk factor leading the increment is the exchange rate, which registered a greater exposure to the US dollar; followed by the interest rate factor driven mainly by the increase in the portfolio in investments in United States government bonds and local public debt. The collective investment funds factor registered an increase mainly due to valuations of the Colombia Inmobiliario Fund. On the other hand, the share price factor registered a decrease due to devaluations in investments.

During the period there have been no violations of the approved exposure limits and the market risk exposure is permanently monitored by Senior Management.

Non-trading instruments market risk measurement

The banking book’s relevant risk exposure is interest rate risk, which is the probability of unexpected changes in net interest income or in the economic value of equity, as a result of a change in market interest rates. Changes in interest rates affect the Bank’s earnings because of timing differences on the repricing of the assets and liabilities. The Bank manages the interest rate risk arising from banking activities in non-trading instruments by analyzing the interest rate mismatches between its interest earning assets and its interest bearing liabilities, and estimates the impact on the net interest income and on the economic value of equity. The foreign currency exchange rate exposures arising from the banking book are provided to the Treasury Division where these positions are aggregated and managed.

Interest Risk Exposure (Banking Book)

The guidelines, policies and methodologies for Interest Risk management are maintained in accordance with what was revealed as of December 31, 2023.

GROUP BANCOLOMBIA

As of June 30, 2024, the net sensitivity of the banking book in legal currency to positive and parallel variations in interest rates of 100 basis points was COP 563,532 million. The variation in the sensitivity of the net interest margin between December 2023 and June 2024 is presented by the decrease in liability sensitivity due to the reduction in the balance and an extension in repricing terms for CDTs, passive loans, and bonds indexed to floating rates.

On the other hand, the sensitivity to the net interest margin in foreign currency, assuming the same parallel displacement of 100 basis points was USD 0.7 million and presented an increase between December 31, 2023 and June 30, 2024, due to a rise in fixed-rate sensitive loans and a decline in passive loans at Bancolombia, Banistmo and BAM, which was partly offset by higher deposit accounts and CDTs at Banistmo and Bancolombia Panamá.

BANCOLOMBIA S.A.

The sensitivity of the net interest margin for positions in local currency, to positive and parallel variations in interest rates of 100 basis points, was COP 579,280 million. The change in sensitivity between December 2023 and June 2024 indicates a decrease in liability sensitivity. This decrease can be attributed to reduced balances and an extension in repricing terms for CDTs, passive loans, and bonds indexed to floating rates.

On the other hand, the sensitivity of the net interest margin for positions in foreign currency was USD -4.75 million for a 100 basis point change. The shift in this sensitivity between June 2024 and December 2023 corresponds to a decrease in the passive loans, which was offset by an increase in .

III.	MATERIAL VARIATIONS THAT HAVE OCCURRED IN THE RISKS TO WHICH THE ISSUER IS EXPOSED, OTHER THAN MARKET RISK, AND THE MECHANISMS IMPLEMENTED TO MITIGATE THEM

LIQUIDITY RISK

Liquidity risk is understood as the inability to fully and timely meet payment obligations on their due dates due to insufficient liquid resources and/or the need to incur excessive funding costs. Situations such as downgrades in the credit ratings of the banks in the Group Bancolombia would increase the cost of funds and make it more difficult to attract deposits or refinance maturing debt.

The guidelines, policies and methodologies for liquidity risks management are maintained in accordance with what was revealed as of March 31, 2024.

GROUP BANCOLOMBIA

During the second quarter, the Bank has presented sufficient levels of liquidity, which accomplished internal and regulatory indicators. Likewise, the alerts established for the monitoring and control of liquidity did not present breaches where any risk could materialize. Additionally, liquid assets fulfilled with the established limits and comfortably covered the liquidity requirements of the Bank companies.

In this way, the liquidity coverage indicator presents a reduction from 325.09% in March 2024 to 313.05% in June 2024 considering the increase in 30-day liquidity requirements. By June 2024, the Group's liquid assets amount to COP 50.7 trillion.

BANCOLOMBIA S.A.

During the second quarter of the year, liquidity levels have shown an increase consistent with deposits in fixed-term deposits. In general terms, the level of Liquid Assets has remained above the established limits.

The liquidity indicator was located at 220.80% at the end of June 2024, presenting a decrease compared to the end of March 2024, mainly explained by the increase in the liquidity requirement as a result of reduced active liquidity operations and decreased collections on loans over the past 30 days.

On the other hand, the net stable funding ratio (CFEN) has remained at adequate levels, standing at 118.57%

CREDIT RISK

Credit risk is the risk of an economic loss to the Bank due to a non-fulfillment of financial obligations by a customer or counterparty and arises principally from the decline on borrower´s creditworthiness or changes in the business climate. Credit risk is the single largest risk for the Bank's business.

The first half of 2024 shows an economic performance with growth, despite a slow decline in inflation levels and interest rates, in addition to the geopolitical tensions that continue to exist globally. About that, proactive credit risk management was maintained through the monitoring and follow-up of customers and portfolios, the evaluation of the conditions and specific requirements of each one, as well as the development of methods, tools and models to optimize collection. Monitoring and reviewing the credit portfolio continues to be a key factor in identifying and applying proactive strategies at different stages of the credit cycle.

GROUP BANCOLOMBIA

At the end of June 2024, the Bank experienced positive dynamics in its portfolio compared to March 2024, with a 3.0% (COP 7,801,107 million) increase in the consolidated portfolio balance in local currency. Part of this increase is explained by the impact of the devaluation of the peso against the dollar during the analysis period of the foreign currency portfolio of the Group; additionally, during the period there was an increase in disbursements, especially in the Commercial portfolio, Corporate segment, across in all banks; the Mortgage portfolio remains stable with a slight upward trend in Colombia and Guatemala, while the Consumer and Microcredit modalities presented slight contractions in their balance in all regions except in Banco Agricola of Salvador.

The 30-day past due loan ratio (consolidated) at stood at 5.60% as of June 2024, showing a decrease compared with 5.68% in March 2024. The level of the bank´s non-performing loans is mainly impacted by the improvement in the indicator of the Consumer portfolio in Colombia and Guatemala, and the mortgage portfolio in Central American banks, in contrast to the deterioration in the commercial portfolio, in the segments SMEs and Business in Colombia and Panama; The microcredit portfolio shows an improvement in all Group´s Banks except BAM in Guatemala; Macroeconomic factors, such as the downward trend in inflation and the gradual intervention of interest rates by central banks, have led to improved economic dynamics in the regions where the Group operates. However, an environment of economic uncertainty persists, continuing to affect consumption and significantly impacting the commerce, manufacturing, and construction sectors, which are fundamental pillars of the regional economy. All portfolios continue to be managed at different stages of the credit cycle in order to anticipate the materialization of risks and strategies for normalizing and containing the portfolio have been implemented.

The credit cost for the second quarter of 2024 was 2.5% higher than 2.0% registered in the first quarter of 2024; The increase (21%) in this indicator is concentrated in the higher risk of SMEs and business customers and real estate and construction sectors.

BANCOLOMBIA S.A.

At the end of the second quarter of the year 2024, Bancolombia presents an increase in its portfolio of 0.9% compared March 2024, mainly due to an increase in the balance of the corporate and business segments, since retail and SME banking closed with a decrease in their values. The variation in the portfolio for the commercial modality was del 1.3%, Consumer -1.1%, Mortgage 2.7% and finally Small Business Loans of -3.5%. Its 30-day past due loan ratio was 5.29%, which represented an increase of 0.02 pp, compared to 5.31% as of the first quarter of the year 2024.

On the other hand, the credit cost in the second quarter (annualized) of 2024 was 2.86% (value without the effect of the deterioration of Tuya since it is an investment), above than the 2.32% recorded in the previous quarter. During the period different strategies were developed for the follow-up and recovery of the portfolio in order to normalize and contain the portfolio mainly in the consumer modality.

COUNTRY RISK

This risk refers to the possibility of an entity incurring losses as a result of financial operations abroad due to adverse economic and/or political conditions in the country receiving those operations, either because of restrictions on the transfer of foreign exchange or because of factors not attributable to the commercial and financial condition of the country receiving those operations. This definition includes, but is not limited to, sovereign risk (SR) and transfer risk (TR) associated with such factors.

The guidelines, policies and methodologies for country risks management are maintained in accordance with what was revealed as of December 31, 2023.

At the end of June 2024, there were no alerts on any investments, nor were any adjustments made for deterioration in investments that could affect or deteriorate the Bank's financial strength. Of the relevant movements, the transfer of the investment in Wenia Ltd. from other immaterial entities of the Group to Investment Banking is highlighted. The change in the balance of investments is mainly due to exchange rate fluctuations, the period results of foreign subsidiaries and the distribution of dividends.

OPERATIONAL RISK

Group Bancolombia has an operational risk management system, whose objective is to carry out adequate risk management that allows, as far as possible, to minimize, avoid or reduce the materialization of adverse events and/or reduce their consequences or costs in the event of materialization. The operational risk management system has not presented changes in relation to what was revealed in the previous quarter in terms of regulations, policies, manuals, methodologies, structure or any other relevant element that may affect its effectiveness.

GROUP BANCOLOMBIA

During the second quarter of the current year, no new risks or changes in existing risks have been identified that significantly modify the exposure to operational risk. The losses materialized in the second quarter present an increase of 1.47% compared to the first quarter of 2024, this variation is mainly explained by the fraud category.

BANCOLOMBIA S.A.

Operational risk system objective is to carry out an adequate risk management that allows minimizing, avoiding, or reducing the materialization of adverse events and/or reducing their consequences or costs in case of materialization. The operational risk management system has not presented changes in relation to what was revealed in the last cut in terms of regulations, policies, manuals, methodologies, structure or any other relevant element that may affect its effectiveness.

During the second quarter of the current year, no new risks or changes in existing risks have been identified that significantly modify the Bank's operational risk exposure. Losses cut to the second quarter of 2024 correspond to an accumulated value of COP 65,073 million explained by the fraud category, due to the increase in social engineering techniques and customer impersonation.

OTHER RELEVANT RISK

The risk map is a tool which allows us to identify the principal risks and concerns that Bancolombia S.A must define and prioritize actions which allows the management and mitigation of risks. For the 2024 map, the Corporate Risk Department updated the methodology for its construction, adopting the MICMAC methodology.

This exercise has provided an influence-dependence matrix (methodology MIC-MAC1) for the risks, which were classified into 4 quadrants (link (I)2, motors (II)3, autonomous (III)4 and resultants (IV)5).

With this update, Bancolombia S.A. selected the main risks, going from 12 to 16. Given the new methodology, ESG risk was separated into environmental and social risk (external origin), and sustainability strategy (internal origin), and included credit risk and liquidity to reflect the relationship of risks with a more complete view of the business. Finally, the risk of internal and external fraud was separated, to facilitate the assignment of action plans.

For this process, an investigation of the mega trends focused on risks was carried out, in order to map the factors (economic variables, social events, technological advances, climate behavior) that could condition the evolution of these risks and the development of new businesses. After this mapping, a collective reflection was made with the executive committee where the influence and dependence of the risk system under study was defined. With these two variables, the MICMAC methodology was constructed to map in four quadrants and define the strategic relevance for Bancolombia. Additionally, the risk map includes the unexpected monetary impact for each of the risks.

Finally, the risk map and networks of influence6 are used as input in strategic planning exercises and to define action plans and indicators for quarterly follow-up.

The updated 2024 risk map is shown below:

Risk map Bancolombia 2024

Driving
Link
Autonomous
Resulting
Influence
Dependence
Regulatory and legal 5
Economic and sectoral 1
Political 8
Environmental and social 9
13 Human talent
Third party
10
16 Bus. continuity and technology failures
14 Sustainability
Modelo
7
3 Cyber
2 Liquidity
4 Credit
15
Market changes
12
Internal fraud
External fraud 11
6
LAFT
Impact
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
Emerging Risk

1 MICMAC: is a methodology that seeks to analyze qualitatively the relationships between the variables that make up a system within a company, organization, society, country. It is part of the structural analysis and relies on the qualitative judgment of actors and/or experts who are part of a system.

2 It presents the variables with a high degree of influence and dependence, therefore they are considered conflicting variables, due to their instability, since they are subject to constant internal and environmental changes.

3 They are variables that could be catalogued as having high influence and relative dependence, being called power variables.

4 They are variables with little influence and dependence, which correspond to the inertia of the system, and are called autonomous variables.

5 They are variables characterized by a high level of dependence and low influence. They are called outcome variables, due to their sensitivity to the actions of the conflicting variables.

6 Influence networks: indicates the level of influence that a risk has on the other risks of the system.

Risk map 2024 – Group Bancolombia

The following is a review of each of the risks included in the risk map; however, model risk and political risk did not present relevant changes during the first quarter of the year:

➢	Economic and sector environment

In recent months, the view has been consolidated that the monetary policy of the world's main central banks is close to taking the step towards the process of normalization of the stance. In particular, the market and analysts have a majority view that the Federal Reserve will bring forward two or more cuts in its policy interest rate before the end of the year, thanks to the fact that the most recent results of inflation, economic activity, and the labor market have been favorable for that outlook. Although the uncertainty on this front has not been fully mitigated, the current outlook looks solid and should allow for a progressively looser and more favorable global macro-financial environment for liquidity, economic dynamics and the appetite for financial assets of emerging countries such as Colombia in the coming quarters.

In the midst of this, economic growth figures have been surprising to the upside in many countries, so there are more and more signs that those that went through a weakening phase between 2022 and 2023 would already be on a path of gradual recovery. Thus, in many countries, including Colombia, the most challenging moment of the current economic cycle would have been passed during the past year, such that macroeconomic winds will gradually become more constructive in the short-term future. However, all this is happening in a global and local context where decisions continue to be affected by high uncertainty, in the context of the continuous intensification of geopolitical tensions and in the face of the occurrence of multiple recent electoral events (in Mexico, the United Kingdom and France) or future (in the United States) that may be decisive in the future of global macroeconomic integration.

At the local level, news on the public finance and regulatory front has dominated the economic agenda. Tax collection has shown a marked weakness in the face of the proposed targets, which led the Government to announce a large cut in public spending planned for this year. While this partially alleviates concerns, the outlook is not yet clear and the country faces the possibility of a breach of the fiscal rule target in 2024 or 2025 and another possible sovereign risk rating cut. Meanwhile, at the end of the last legislature, Congress approved the pension reform. The initiative will have implications for public finances that have not yet been incorporated into the authorities' accounts, while there would be a negative structural impact on the capital market. However, due to issues related to the procedure, it is possible that the courts will decide to declare the reform partially or totally unenforceable, such that it is not yet certain whether the system will go through the approved changes or not.

On the other hand, the local financial environment has improved: inflation continues in its slow process of convergence towards the Bank of the Republic's objective, which has allowed this institution to continue cutting its monetary policy interest rate. These trends are expected to continue in the short term, such that they will be elements that will allow a strengthening of the dynamics of the economy in the coming quarters.

Bancolombia Group maintains active credit risk management, incorporating various macroeconomic scenarios into the provisioning calculation models. In addition, the Group has maintained a constant sectoral analysis and monitoring, with the aim of identifying both situations and customers with possible impacts. Periodically, the evolution of the individual situation of customers is reviewed in different forums, adopting alternatives when necessary, to support them in the development of their businesses and in the management of the aforementioned context.

➢	Operational resilience, business continuity and technology failures

During the second quarter of 2024, there have been no significant changes that significantly alter the risk exposure in the areas of Cyber and Information Security, Operational Resilience, Business Continuity, and Technological Failures.

We emphasize that, to strengthen cybersecurity and information security management, controls have been implemented, including improvements in access management, parameterization of alerts, and monitoring from the Cybersecurity Operations Center (SOC), code analysis and vulnerability assessments are conducted at various stages of development for technological components, applications, and cloud services. Additionally, regular scans are performed, and proactive efforts are made to address vulnerabilities, secure development practices are also implemented for production releases. These measures have allowed us to effectively manage risk exposure.

Regarding operational resilience, business continuity, and technological failures, we continue to implement technological and operational contingencies for key channels and processes; which will allow us to respond in a timely and appropriate manner, mitigating impacts on the service to our clients.

➢	Regulatory and legal

During the 2nd quarter of 2024, the regulatory changes implemented by government have been limited to: (i) modifications to the estimation of the maximum lending rates; (ii) indirect impacts that affect our clients and the subsidies they can access. Looking forward, the government is preparing regulatory amendments involving Payment Systems, Open Banking-Data and an economic growth package that includes a bill about optimization of mandatory investments.

➢	AML

During the second trimester of 2024, as part of the SARLAFT development, we executed risk matrices for AML risks for Bancolombia societies, Valores Bancolombia, Fiduciaria Bancolombia, and Banca de Inversión Bancolombia. This process ensured the correct execution for each entity and guaranteed risk mitigation. Based on requirements and meetings with the Financial Superintendency of Colombia, ongoing adjustments are being made to improve the identification of threats and vulnerabilities to which these entities are exposed, with a primary focus on crimes against public administration.

Based on an analysis of internal and external contextual information, new risk variables are being defined for the RIC (Consolidated Integrated Risk) score. These variables include factors that elevate certain clients' risk levels, such as cattle farmers, influencers, payment gateways, real estate professionals, contractors, and non-profit Organizations (NPO), among others. This approach allows for a more accurate assessment of exposure to Anti-Money Laundering and Financing of Terrorism (AML/FT) risks, facilitating the implementation of relevant actions to mitigate such risks. Consequently, Bancolombia Group ensures sustainability and responsible business development.

The corporate tool for AML risk management, known as GRC (Governance, Risk, and Compliance), is currently in production. It is ingesting previous profiles from Bancolombia S.A. and financial subsidiaries in Colombia related to risk identification, measurement, causes, and controls. This tool supports technological evolution to enhance control capabilities for semi-annual risk profiles at various aggregation levels (segment, factor, risk, and entity) and improves traceability of historical information, ease of validation, and accountability.

With respect to the employees, we generated different communications and training that have a direct impact on the culture and knowledge in AML topics inside of Bancolombia Group.

Additionally, we accompanied 104 initiatives and projects to identify in a proactive way the AML risks that let the implementation of the controls and efforts for the correct risk mitigation.

➢	Environmental Risk:

During the second quarter of 2024, efforts have focused on advancing ESG risk management in the commercial portfolio and investment areas:

For the commercial portfolio:

●	The risk measurement methodology with which the Group Bancolombia evaluates the impact of different climate threats associated with acute and chronic physical risks on its commercial loan portfolio was finalized. The current measurement has the available information on climate threats; as new information is found; it will be included in the methodology.

For the investment areas:

●	The internal circular on ESG Risks in investments is created, detailing the minimum parameters that a portfolio must have to be considered internally as ESG; The related policies, controls and monitoring were also detailed.
●	Work is being done on updating the internal methodology for thematic ratings with the aim of including new types of emissions, such as: Blue Bonds, Biodiversity Bonds and Sustainability Linked Bonds.

➢	Third party risk

The outsourcing of activities within the Group Bancolombia exposes it to the possibility of economic impact derived from the inability to manage a third party or supplier contracted by Bancolombia Group, which presents deficiencies to carry out the service. This situation may trigger restrictions in the achievement of strategic objectives, and in some cases, derive in impacts on the operation of the business and increase the exposure in terms of cybersecurity, handling of third party or confidential information, fraud, and reputational cases, which are involved in adverse scenarios for the perception of the public or regulators.

During the second trimester of the current year, the work plan has been carried out to evaluate the critical suppliers of the Bancolombia Group, in this way we seek to guarantee the control environment in the organization and continue with the evolution of the processes to guarantee the management of the suppliers in the contracting cycle.

➢	External fraud:

During 2024, external fraud has increased due to the increase in attacks on customers through social engineering techniques to breach their resources in the different products and channels. To mitigate this situation, permanent adjustments are made to the transactional monitoring rules and to the different controls aimed at customer authentication, always seeking a favorable relationship between security and service.

➢	Internal fraud:

During the second quarter of the year, there was an improvement in the number of internal fraud events compared to the previous quarter, mainly due to the strengthening of controls in the branch network to prevent cash theft by officials such as dual control, segregation of credentials and different monitoring in high-risk news.

➢	Human talent risk

Talent risk is the possibility of generating a negative impact on the results of the Group Bancolombia due to the absence of the talents required in the different roles or due to the challenges associated with existing talent, given the Bancolombia Group inability to design schemes that enable the culture and well-being that attracts, develops, and retains talent.

During the second trimester of the current year, a work plan has been carried out to identify and measure all those risks related to talent to which the organization is exposed and to be able to define the improvement plans to be carried out with the objective of mitigating the risk and keep it managed.

➢	Inadequate response to market changes

The implementation of the Immediate Payment System (SPI, initials in Spanish) led by the Banco de la República may prove to be the most critical factor in eroding Bancolombia Group competitive advantage in the digital payment market, which currently exceeds 60% of the market share. This implies a revision of our product portfolio and to improve the perception of value to our clients as a counterbalance to this situation, ensuring Bancolombia Group maintains our market position and client preference. Moreover, it is crucial to leverage new opportunities presented by the open banking regulations such as the consolidation of market information.

The second quarter of 2024 maintained a tendency towards a reduction of new digital competitors (Fintech) due to the limited availability of venture capital and funding. This trend is leading fintech firms to transition from a customer growth-oriented model to a profitable business model. Nevertheless, Colombia remains an attractive market for the entry of new emerging players seeking to expand their operations in the region, as it is the second-highest market in neobank adoption after Brazil, coupled with a regulatory framework which enables an open financial system.

Bancolombia S.A results continue to demonstrate a divergence in terms of financial performance compared to other market players, as of May earnings accumulated 2.2 billon COP which is 4.6 times the next competitor on the list while 11 other banks reported losses. This reality along with strategic decisions to lower interest rates on mortgages to reactive and foment important economic sectors demonstrates an interest to further continue to mobilize growth and maintain leadership in the Colombian financial sector.

IV.	MATERIAL CHANGES IN THE INFORMATION REPORTED IN THE CORPORATE GOVERNANCE ANALYSIS CHAPTER OF THE ANNUAL REPORT

In order to fulfill the requirements made by article 8.4.1.2.2 of “Circular 012 of 2022” issued by the Superintendency of Finance of Colombia (SFC), there are presented the material changes in the Corporate Governance chapter that was presented in the annual report:

Composition and operation of the Board of Directors

As Gonzalo Alberto Pérez Rojas resigned as Board member on May 2, 2024, an extraordinary shareholders meeting took place on June 26, 2024, in which the new Board members were elected to be part of the Board during the June 2024 – May 2026 period, as follows:

1.	Ricardo Jaramillo Mejía - non-independent Director
2.	Juan David Escobar Franco - non-independent Director
3.	Andrés Felipe Mejia Cardona – independent Director
4.	Arturo Condo Tamayo – independent Director
5.	Luis Fernando Restrepo Echavarría - independent Director
6.	Silvina Vatnick - independent Director
7.	Sylvia Escovar Gómez - independent Director

The process to sworn in before the SFC is being carried out. As a result of these appointments, 71% of the members of the Board of Directors will continue to be independent members, 29% of the members will be women and 29% of the members will be foreigners. The management of the Company confirms that the necessary processes and authorizations were completed to carry out the General Shareholders’ Meeting.

The Directors curriculum can be consulted through the following link: Board of directors and senior management | Grupo Bancolombia

During the same shareholders meeting, it was also approved the modification of the bylaws to include the criteria of disqualifications and incompatibilities that is defined in the Good Governance Code and the in the Election of Board Members internal regulation. It is also specified that for the election of Board Members, the mentioned internal regulation must be followed, as it includes the criteria of disqualifications and incompatibilities for Board Members.

Change of the Chief Financial Officer:

On May 28, 2024, it was announced that the Board of Directors appointed Mauricio Botero Wolff as Chief Financial Officer of Bancolombia, who took office as of August 1st, 2024, replacing José Humberto Acosta, who will be retiring. With more than 20 years with Group Bancolombia, Mauricio Botero Wolff held the position of Vice President of Services for Clients and Employees. He has been Manager of Investments Relationship, Manager of Integration of Acquisitions, and Director of Planning and Projects.

Mauricio is a Business Engineer from EIA University, with a postgraduate degree in Economics from Los Andes University. He received his MBA in Strategy and Finance as a Fullbright Scholar from Emory University.

External Auditor additional fees:

With previous recommendation of the Audit Committee and the Board of Directors, the Shareholders determined on the June 26, 2024, extraordinary Board meeting, to approve additional fees for the External Auditor up to COP $ 1,610,000,000. This, as a consequence of the certification issued by PwC in which it is shown the financial situation of Bancolombia during the process of issuance of hybrid bonds in the United States. These additional fees are needed to complete the debt management process that Bancolombia is doing to optimize its equity structure. PwC, as External Auditor certified Bancolombia’s financial situation for this operation.

V.	MATERIAL CHANGES PRESENTED IN THE FINANCIAL STATEMENTS OF THE ISSUER BETWEEN THE REPORTED QUARTER AND THE DATE OF TRANSMISSION OF THE INFORMATION

Repurchase Bonds maturing in 2025 and 2027 Bancolombia S.A.

On July 8, 2024, repurchase USD 2,013 of ordinary bonds maturing 2025 and USD 4,661 the subordinated bonds maturing 2027, issued by Bancolombia S.A., was carried out (the “Bonds”), whose public repurchase offer abroad was announced on June 3, 2024. These bonds were designated as hedging instruments in the net exposure of the investment in Banistmo, so the repurchase transaction originates a partial discontinuation of coverage in the amount of USD 6,674.

VI.	MATERIAL CHANGES THAT HAVE OCCURRED IN PRACTICES, PROCESSES, POLICIES AND INDICATORS IN RELATION TO SOCIAL AND ENVIRONMENTAL CRITERIA, INCLUDING CLIMATE CRITERIA.

In the second quarter of 2024 there were no material or relevant changes in policies and indicators related to ESG criteria.

VII.	GLOSSARY OF TERMS

ADR: American Depositary Shares, or the bank's securities that are listed on the New York Stock Exchange. An ADR represents four preferred shares.

ASG: Environmental, social, and corporate governance, by its initials in Spanish.

Bam: Banco Agromercantil de Guatemala SA.

“Bancolombia“ or “the Bank”: refers to Bancolombia S.A., a banking institution organized under the laws of the Republic of Colombia, including its subsidiaries on a consolidated basis, unless otherwise indicated or the context otherwise requires.

IDB: Inter-American Development Bank

CDT: Certificate of Deposit at Term.

COLCAP: reference index of the stock market of the Colombian Stock Exchange.

COP: Colombian pesos.

Dian: Dirección de Impuestos y Aduanas Nacional, tax authority in Colombia.

DJSI: Dow Jones Sustainability Index.

DTF: It is the average interest rate paid by financial institutions for 90-day deposits.

IFC: International Finance Corporation.

LAFT: Money Laundering and Terrorist Financing, by its initials in Spanish.

Nequi: financial platform that accompanies users in their daily lives with financial and non-financial services from third parties. As a 100% digital solution, it complements its offer with functionalities that go beyond saving and managing money.

NYSE: New York Stock Exchange.

Sarlaft: Money Laundering and Terrorist Financing Risk Management System, by its initials in Spanish.

SMMLV: Legal Minimum Monthly Wage in force.

TRM: Representative Market Rate, price of the dollar in the Colombian market, which varies daily.

USD: United States dollars.

UVR: Real Value Units, an indicator tied to the behavior of inflation that is used to calculate the cost of certain housing loans.

UVT: Measure that is used to determine different tax obligations with an equivalent in Colombian pesos.

VIII.	ANNEXES

i.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
ii.	SEPARATED INTERIM FINANCIAL STATEMENTS

.
Contacts
Julian Mora Gomez	Mauricio Botero Wolff	Catalina Tobon Rivera
Corporate VP	Financial VP	IR Director
Tel.: (57 601) 4042436	Tel.: (57 604) 4040858	Tel: (57 601) 4485950